Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 11, 2016

Relating to Preliminary Prospectus Supplement dated July 11, 2016

Registration Statement No. 333-194465

ENLINK MIDSTREAM PARTNERS, LP

4.850% SENIOR NOTES DUE 2026

Pricing Term Sheet

Issuer:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	July 11, 2016

Settlement Date:	July 14, 2016 (T+3)

Net Proceeds (Before Expenses):	$496,045,000

Principal Amount:	$500,000,000

Maturity Date:	July 15, 2026

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Price and Yield:	101-28+; 1.418%

Spread to Benchmark:	+345 bps

Yield to Maturity:	4.868%

Coupon:	4.850%

Public Offering Price:	99.859%

Optional Redemption:

Make-Whole Call:	T + 50 bps prior to April 15, 2026

Call at Par:	On or after April 15, 2026

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2017

CUSIP / ISIN:	29336U AF4 / US29336UAF49

Ratings*:	Ba2 (Moody’s) BBB- (S&P) BBB- (Fitch)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc. BBVA Securities Inc. BMO Capital Markets Corp. Mizuho Securities USA Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers	Comerica Securities, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.

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